EXHIBIT 21.1

LIST OF SUBSIDIARIES OF STEC, INC.

Name	Jurisdiction
R-Laatikko 1702 Oy	Finland
STEC Bermuda L.P.	Bermuda
STEC Electronics UK Ltd.	United Kingdom
STEC Europe	Scotland
STEC Europe B.V.	Netherlands
STEC Germany GmbH	Germany
STEC GmbH	Austria
STEC Hong Kong Limited	Hong Kong
STEC International Holding, Inc.	California
STEC Italy S.R.L.	Italy
STEC Japan G.K.	Japan
STEC R&D Limited	Cayman Islands
STEC Taiwan Holding Limited	Cayman Islands
STEC Technology Sdn. Bhd.	Malaysia
S.T.I., LLC	California